2024 REPORT

Viva


Hello VIVA.
Goodbye Rent.
(as we know it)

REPORT CARD

Dear investors,

Since Day 1, our goal has been to close the 40X wealth equity gap. I will even share in another update that we were proud to deliver a TEDx talk in McAllen, TX specifically on how "We will close the 40X wealth equity gap!"

However, HOW we solve this gap has transitioned from being solely (100%) focused on cash back savings from rent, to include an array of Viva Benefits, which corresponds to our rebranding as "Viva Benefits."

As we traveled around the country working with multi-family operators, we found for example 10,000 partner apartments offered residents access to FREE doctors via a telehealth partnership with

Teladoc.

Over time we realized, it may be best to provide a resident - and their family - with a doctor, free produce, as well as cash-back savings in a Viva account, and then access to grants to buy homes.

By being a fully-customizable platform for an array of resident benefits, we can better serve residents' needs today, to support them on their wealth building journey today AND tomorrow.

As well, our industry leading champions have affirmed that this product - a platform to provide resident benefits - especially for the workforce and affordable housing category - has no direct competitor in market.

In fact, former so called "competitors" like BILT and Stake are no longer a major concern, and we can integrate their services into our platform where appropriate.

Today, Viva Benefits serves 50,000+ residents across America, and we are poised to close large deals as we track growth from $30k/mo. revenue toward $80k+/mo. ($1M ARR) which would helps us achieve net break even.

We need your help!

Do you invest in multifamily assets?

If Yes: Introduce us to the funds you invest in, so we can expand our ICP funnel. In fact, we have launched a 2 and 20% program where our "Network of Champions" can earn 20% of gross revenue derived from introductions!

If No, but you are interested: Schedule a call so we can discuss which funds you may be interested in supporting based on our

experience delivering both impact x improved NOI!

Sincerely,

Michael Barnes

CEO

Karina Cruz Le Hardy

Director of Product

How did we do this year?

REPORT CARD



A-

☺ The Good

We expanded and integrated into our professional culture a world-class team of software engineers, and public health professionals.

We refined product to ensure that all new deals create net positive unit economics, rebranding as "Viva Benefits."

We secured as investors, advisors, or customers all of the key industry leaders in the "multifamily impact" space we help lead.

☹ The Bad

Founder-led sales, which generated our original 400 leads, 40 relationships, & 100% growth to date is insufficient to achieve scale.

In Q4.24 we defined and recruited for a Dir. of Sales role, to launch a formal CRM and expand our sales universe to 4,000+ contacts.

As we transition from founder-led sales to CRM our M/M MRR growth goal is 10-20%, but we have yet to achieve that goal consistently.

2024 At a Glance

January 1 to December 31



$300,182 [37%]
Revenue



-$658,214
Net Loss



$0
Short Term Debt



$70,000
Raised in 2024



$788,974
Cash on Hand
As of 03/17/25



INCOME BALANCE NARRATIVE

Revenues
Profit
$473,572
-$464,373
$300,182
-$658,214
2023
2024



Net Margin: -219% Gross Margin: 0% Return on Assets: -70% Earnings per Share: -$0.05

Revenue per Employee: $60,036 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 0%

Viva_Financial_Report.pdf

Viva_-_GAAP_Template_Financial_Report.pdf

We ❤ Our 52 Investors

Thank You For Believing In Us

Adam Heintz	Wicksell Metellus	Ramesh Dontha	Caroline Casson	Ellie Daw	Julie Hussey
Victor Raisys	Nate Martin	Jason Brancato	Gokul Naidu	Sebnem Tugce Pala	Mackenzie Horras
Victoria Cox	Chris Wagner	Tochukwu Duru	Gale Wilkinson	Varsay Sirleaf	Hanna Markouskaya
David Madden	Lucretia Dovi	Tiffanie Harrison	Michael Conti	Robert Sheard	David Laston

Carrie Campbell
Jennifer Burns
A.J Noronha
Richard Armstrong
Mitch Knapke
Mark Mastroianni
Emery H Brown
Ernesto J. Villalta
Concordio Vince-Cruz
Patricia Gorman Cook
Oj Associates, LLC
Josh Deane
Dimitri Mezidor
Wei Sun
Atticus LeBlanc
Orsain Larrahondo
Larissa Insogna
Derrek Grunfelder-...
Neethi Nayak
Utkarsh Sharma

Thank You!

From the Viva Team



Michael Barnes

Details

The Board of Directors

Director	Occupation	Joined
Michael Barnes	CEO @ Viva	2021
Samara Mejia		

	GP @ Chingona Ventures	2023
Hernandez		
Karina Cruz Le Hardy	Director of Product @ Viva	2024

Officers

Officer	Title	Joined
Michael Barnes	President Secretary CEO Treasurer	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Michael Barnes	8,000,000 Common	64.6%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2021	$60,000	Safe	Regulation D, Rule 506(b)
12/2022	$212,000	Safe	Regulation D, Rule 506(b)
01/2023	$100,000		Regulation D, Rule 506(b)
01/2023	$20,000	Common Stock	Regulation D, Rule 506(b)
04/2023	$10,000	Safe	Regulation D, Rule 506(b)
11/2023	$1,505,010	Preferred Stock	Regulation D, Rule 506(b)
12/2023	$200,000	Preferred Stock	Regulation D, Rule 506(b)
04/2024	$70,000		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/13/2023	$100,000 ❓	5.0%	80.0%	$3,000,000	02/17/2025

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	11,440,049	9,886,562	Yes
Preferred	4,118,685	3,706,313	Yes

Warrants: 0
Options: 1

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Intellectual Property Risks The company relies on trade secrets and copyrights to maintain proprietary rights for its platform, systems and technologies. Defending the company's intellectual property rights could be costly and time-consuming.

Competition Risks The company operates in a highly competitive industry with competing products and services that could limit user growth and revenues. Larger competitors may be better capitalized and have greater resources available to withstand economic downturns.

Third Party Software Risks The company relies on third party software as key components of its platform. Any interruption, outdated releases or incompatibility issues could adversely impact operations. Finding viable software alternatives may require substantial investment.

Reliance on Vendors For banking, payments, KYC/AML and other functions, the company depends on third party vendor platforms and integrations. Changes to costs, product features, or availability could negatively impact the business.

Payments Processing Risks The company relies on payment partners to handle client funds and conduct AML/KYC checks. Loss of a payment partner could impact revenue collection. Oversight agencies may also fine non-compliant activities.

Key Person Risk As a small company, the loss of key executive leadership or technical talent could significantly set back operational capacity, product roadmaps and market expansion.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Viva Equity Fund

Delaware Corporation
Organized January 2021
5 employees
603 Ric Mar St
Edinburg TX 78541 http://https:/vivabenefits.com/

Business Description

Refer to the Viva profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Viva is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄